John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030

December 10, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that John Wiley & Sons, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2020, which was filed with the Securities and Exchange Commission on December 10, 2020.

Respectfully submitted,

John Wiley & Sons, Inc.

/s/ Deirdre P. Silver
Deirdre P. Silver
Executive Vice President, General Counsel
John Wiley & Sons, Inc.